

August 6, 2010

William F. Farber, Sr.
President and Chief Executive Officer
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, Pennsylvania 18411

> **Re:** **Comm Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 2, 2010**
> **File No. 0-17455**

Dear Mr. Farber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Directors, page 23

1. In future filings, for each director or nominee, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve on the board. Please see Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 32

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Certain Relationships and Related Transactions, page 40

3. It appears from your disclosure that there may be currently outstanding loans to related persons above the threshold amount. If yes, please revise to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made "on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to" the lender.

Exhibit 13

Management's Discussion and Analysis

Critical Accounting Policies, page 30

4. You state on page 32 that on May 5, 2010 you were informed that you did not comply with certain "supervisory guidance." Please tell us in detail and revise your future filings to more clearly identify and describe the supervisory guidance with which you were informed that you were not in compliance. Specifically identify whether the guidance in question relates only to the amount of allowance or also to the timing of charge-offs.

Loan Portfolio, page 44

5. On page 47 you discuss certain balances of junior-lien and interest-only loans. Please revise your future filings to discuss the extent to which monitor current loan-to-value ratios for each of types of loans and evaluate current collateral values for deterioration in such ratios. Disclose the reset dates for your interest-only loans, and quantify the amount of interest-only loans expected to reset within the next year.

Distribution of non-performing assets, page 54

6. We note your disclosure that as a part of your efforts to improve asset quality you have "overhauled the appraisal process by requiring new appraisals on all impaired loans subject to evaluation under FASB ASC 310 and any loan that is delinquent over 60 days". Please revise your future filings to address the following:

    a) Specifically disclose how this policy differs from your previous policy.

b) Describe how often you have obtained updated appraisals in the past and whether you made any adjustments to the appraised values, including those adjustments made as a result of outdated appraisal values.

c) Discuss how you previously evaluated collateral values for deterioration between appraisals.

d) Describe how you considered this policy in determining the need for qualitative factor adjustments in your allowance methodology.

Provision for loan losses, page 84

7. Please revise your future filings beginning in your next Form 10-Q to disclose all other factors materially impacting your provision for loan losses in enough detail for a reader to understand all material changes in your loan loss provision trends during 2009. We note your disclosure on page 96 that the change in estimate related to the reevaluation of your loan loss methodology totaled $3.6 million and we also note that you recorded a $7 million adjustment related to the directive issued by your regulator; however, your total provision for the year was approximately $17 million as compared to your December 31, 2008 provision of approximately $2 million. Please address the remaining $4.4 million increase in the provision.

Consolidated Financial Statements

1. Summary of significant accounting policies

Nonperforming assets, page 103

8. Please revise your future filings beginning in your next Form 10-Q to disclose whether you make modifications to loans that you do not account for as TDRs. If so, please disclose what types of modifications you make by major loan portfolio, and disclose and tell us in detail your basis for not accounting for these modifications as TDRs. If the modifications relate to a short term deferral of principle or interest, please disclose how you define short-term for the purposes of concluding that a modification does not constitute a TDR. Tell us and disclose whether your allowance for these modified loans would have been materially different if you had followed the guidance of ASC 310-10-35.

9. You state on page 104 that "Interest income on restructured loans is recognized when earned." Please revise your future filings to more clearly disclose how you determine when interest is earned on these loans. Discuss how you determine when restructured loans are placed on nonaccrual status and how you determine when they will be returned to accrual status.

Allowance for loan losses, page 104

10. Please revise your future filings to address the following regarding your charge-offs:

    a) Disclose what specific information you consider when determining whether a loss event has been confirmed and provide this discussion separately for collateral dependent and non-collateral dependent loans.

    b) Discuss whether you charge-off any shortfall of collateral value for impaired collateral dependent loans upon receipt of an appraisal or other valuation and how this policy is considered in determining the appropriate level of allowance for loan losses.

    c) Specifically disclose whether your charge-off policy changed during the period.

    d) Provide additional disclosure in your MD&A to address the fact that, while your charge-offs have increased, they have not increased in proportion to the significant increases in your non-performing loans during recent periods. Specifically discuss the extent to which you engage in partial charge-offs and how such charge-offs have

    e) impacted your allowance ratios.

4. Loans, nonperforming assets and allowance for loan losses, page 120

11. We note your disclosure on page 59 that certain of your impaired loans without a valuation allowance have sufficient collateral coverage to cover the loan balance, based on appraised values. Please your future filings to clarify whether the appraised values also include costs to sell. If true, please confirm that the value of the collateral is sufficient to cover both the loan balance and costs to sell.

Exhibits 31.1 and 31.2

12. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. For example, please delete from the first line the title of the certifying individual. We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Management's Discussion and Analysis

Allocation of the allowance for loan losses, page 32

13. In future filings, please revise your disclosure on page 33 to discuss in detail the specific reasons for the decrease in the unallocated portion of the allowance for loan losses. Separately identify changes in your allocation methodology from changes in credit quality as drivers of the changes in the various allocations between periods.

14. We note your disclosure on page 56 that you are in the process of revising your loan loss methodology. Please describe any changes in your model made during the quarter in detail, including any adjustments to or changes in your qualitative factors, and disclose any impact these changes may have had on the unallocated portion of your allowance, the overall balance of the allowance, and your provision for loan losses. Further, clearly identify any additional changes you intend to make but that have not yet been implemented by the end of the period.

Reconciliation of the allowance for loan losses, page 33

15. Please revise your future filings to discuss in detail the reasons for the increased charge-offs during the quarter and the impact these charge-offs had on your provision for loan losses. We note that on an annualized basis, your first quarter provision was higher than the same period in 2009; however, in light of your material provisions recorded during the third and fourth quarters of 2009, please clarify the reasons for the decreased provision during the quarter ended March 31, 2010. Discuss the impact of the change in methodology in the third quarter of 2009 and the regulator driven provision in the fourth quarter of 2009 separately to the extent such discussion would enhance a reader's understanding of the material trends in your loan loss provision and allowance.

Proxy Statement on Schedule 14A filed June 2, 2010

Corporate Governance, page 4

16. In future proxy statements, as appropriate, please include the disclosure concerning board leadership structure as outlined in Item 407(h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney, at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel